August 31, 2011

QMM: NYSE AMEX
QTA: TSX VENTURE
NR-19-11

QUATERRA DRILLING AT NIEVES EXTENDS CONCORDIA VEIN
MINERALIZATION 300 METERS WEST

Two drills now operating on property in order to complete resource calculation

VANCOUVER, B.C. — Quaterra Resources Inc. and 50% joint-venture partner Blackberry Ventures 1, LLC, today announced assay results from 15 core holes (3,164 meters) completed in June and July 2011 at its Nieves silver property in northern Zacatecas, Mexico.

These holes were designed to test extensions and updip (shallower) parts of the La Quinta-Concordia and Gregorio North vein systems.

Concordia West vein: Holes QTA 143, QTA 144 and QTA 153, drilled respectively 70, 200 and 300 meters west-southwest of QTA 123, all intersected strong mineralization. Hole QTA 144 contains 57 meters averaging 152.5 g/t silver (4.5 oz/ton) starting at a downhole depth of 107 meters and includes 16.65 meters averaging 290.9 g/t silver (8.5 oz/ton) starting at 109 meters. Hole QTA 153, the most westerly hole reported in this release, contains 80 meters averaging 37.5 g/t silver (1.1 oz/ton) starting at a depth of 107 meters, including 8.35 meters averaging 134.5 g/t silver (3.9 oz/ton) and 0.56 g/t gold. Concordia vein mineralization remains open to the west.

All other holes drilled along the La Quinta-Concordia zone intersected significant shallow zones of low to moderate grade silver (QTA 140, QTA 141, QTA 142, QTA 152, and QTA 154).

Gregorio North vein: Six holes (QTA 146 to QTA 151) along the perimeter testing for extensions did not add substantially to known mineralization. Hole QTA 148 intersected 86.75 meters starting at surface averaging 13 g/t silver and 0.13 g/t gold. Wildcat hole QTA 145, drilled approximately 1.5 kilometers west of the Gregorio North zone, did not intersect significant mineralization.

Two core rigs will operate on the property through September in order to complete work necessary for an updated NI43-101 resource calculation and a subsequent preliminary economic assessment. Targets include the westward extension of the Concordia vein as well as the California and Santa Rita veins.

Dr. Thomas Patton is the qualified person responsible for the preparation of this news release.

An exploration map illustrating these features is posted on the Quaterra website. A table of drill-hole results is attached to this news release and posted on the Company’s website. All holes except QTA 145 were drilled at an azimuth/inclination of 340 degrees/-60 degrees. QTA 145 was drilled at an azimuth/inclination of 350 degrees/-55 degrees. True thicknesses are about 80% of intercept widths reported.

Core samples were prepped and analyzed by ALS Chemex in Guadalajara, Mexico and Vancouver, B.C. respectively. Property-specific standards were routinely submitted with each batch of samples. Samples were initially run using a conventional 35-element ICP analysis with an aqua regia digestion process. A 30-gram fire assay with gravimetric finish for gold and silver was run on all samples. ICP results are reported for silver values up to 100 g/t; fire assay results are reported for silver assays > 100 g/t. Samples containing more than 1% lead, copper or zinc were analyzed using AA with aqua regia digestion.

Shares issued
Quaterra has issued 22,500 shares to Roman Friedrich & Company Ltd. at a deemed price of $1.00 per share in consideration of certain financial and advisory services provided to the Company pursuant to an agreement dated April 15, 2011.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

August 2011 Nieves Drill Results: Holes QTA 140 to QTA 154

Hole	Area	From	To	Interval (m)	Au (g/tonne)	Ag (g/tonne)	Ag (oz/ton)	Pb (%)	Zn (%)
QTA140	La Quinta	2.00	9.50	7.50	0.10	9.9	0.3	0.00	0.02
		19.20	60.10	40.90	0.12	27.9	0.8	0.01	0.04
includes		43.50	50.20	6.70	0.31	103.9	3.0	0.04	0.11

QTA141	La Quinta	21.05	41.00	19.95	0.27	17.0	0.5	0.02	0.07
includes		35.00	41.00	6.00	0.70	49.4	1.4	0.05	0.21

QTA142	Concordia West	39.90	49.15	9.25	0.34	65.4	1.9	0.03	0.04
		70.65	147.00	76.35	0.08	23.9	0.7	0.02	0.03
includes		92.05	101.00	8.95	0.11	80.9	2.4	0.06	0.09
		155.10	158.30	3.20	0.03	52.4	1.5	0.05	0.06

QTA143	Concordia West	68.10	76.00	7.90	0.17	15.3	0.4	0.00	0.01
		98.00	148.00	50.00	0.08	66.9	2.0	0.05	0.08
includes		108.00	146.00	38.00	0.08	81.5	2.4	0.07	0.10
includes		108.00	110.00	2.00	0.46	353.0	10.3	0.24	0.29

QTA144	Concordia West	32.00	38.50	6.50	0.29	12.6	0.4	0.01	0.03
		107.00	164.00	57.00	0.12	152.5	4.5	0.12	0.17
includes		109.00	125.65	16.65	0.23	290.9	8.5	0.23	0.30
includes		110.85	115.60	4.75	0.41	447.4	13.1	0.35	0.51

QTA145	Disquito Orion East	192.50	192.60	0.10	0.13	115.0	3.4	0.07	0.16

QTA146	Gregorio North	20.00	28.35	8.35	0.17	7.5	0.2	0.00	0.01

QTA147	Gregorio North	145.55	180.00	34.45	0.15	16.5	0.5	0.01	0.02

QTA148	Gregorio North	0.25	87.00	86.75	0.13	13.3	0.4	0.00	0.02
		155.00	186.00	31.00	0.09	30.3	0.9	0.02	0.04

QTA149	Gregorio North	no significant assays

QTA150	Gregorio North	17.00	29.85	12.85	0.11	6.5	0.2	0.00	0.02

QTA151	Gregorio North	no significant assays

QTA152	La Quinta	13.00	17.00	4.00	0.23	23.9	0.7	0.01	0.02
		50.30	53.00	2.70	0.61	20.7	0.6	0.00	0.02

QTA153	Concordia West	50.30	53.00	2.70	0.61	20.7	0.6	0.00	0.02
		107.00	187.00	80.00	0.10	37.5	1.1	0.05	0.07
includes		117.40	125.75	8.35	0.56	134.5	3.9	0.09	0.11
includes		120.00	121.50	1.50	2.71	317.2	9.3	0.20	0.20
includes		168.50	172.05	3.55	0.13	228.7	6.7	0.40	0.52

QTA154	Concordia West	34.00	114.00	80.00	0.03	18.1	0.5	0.01	0.03